

By Coppertino Inc.

It's All About Hi-Res Sound



VOX Player for iPhone launched in May 2015

VOX Player for iPhone has over 60k MAU as of August 2017.Along with the Mac version, VOX for iPhone targets a goal to deliver as many users as possible to the LOOP music cloud storage. Also it has several In-App purchases.



VOX Player for MAC launched in Aug 2013

VOX Player for Mac has more than 1.6m downloads and over 174k MAU as of March2017.
Mashable called it "one of the best iTunes alternatives for Mac" in 2014.

VOX is a free music player without ads that lead customers to the paid company's products.The unique internally developed music engine allows VOX to play any music files, including the most popular lossless formats (FLAC, ALAC, etc.).



VOX Premium launched in Nov 2017

VOX Premium is a subscriber based product that allows users of VOX player get best experience from our apps. Designed specifically for music lovers, VOX Premium unlocks features such as: Unlimited Music Cloud with sync feature, Radio, Advanced Audio Settings, Sonos Support.

Within the business model, users are offered a signup for the monthly ($4.99/month), annual ($49.99/year) or 2-year (89.99/2 years) subscription. Current results as of Jan 2018 are 2331 subscribers.

VOX Timeline

VOX
Free music App
New App

Launched
Loop for VOX web cabinet

VOX 2.0
for iPhone
New App

To cover
Win & Android
with VOX solutions

Launched
VOX Premium

| 2016 | 2017 | 2018 |

New
VOX Radio In-App

VOX
Unlimited Music
New App

VOX Music Player

VOX is a free music player for the audiophiles - its music engine allows to play any music files including most popular lossless formats (FLAC, ALAC, etc)









VOX for MAC

★★★★⯪

based on 1,800 reviews

1.2 million downloads
200K active users
In-App purchases

VOX for iPhone

★★★★⯪

based on 1000+ reviews

600K downloads
70K active users
In-App purchases

VOX Premium

Launched in November 2017

Premium subscribtion for VOX Mac & iPhone that unlocks
Music Cloud Storage, Radio, Advanced Audio Settings and
Sonos Support to users



 **2,360** premium subscribers

 **70k** revenue sales
Nov'17 - Feb'18

Coppertino Team

Coppertino Inc is a company blessed with the talented & innovative team of music lovers and tech geeks.
Our main pride and brainchild is the best music player for Mac and iPhone - VOX. What's the best deal about it?

Well, it's the reflection of our ultimate goal - to produce a lightweight yet full-featured audio player that can play many file formats from various sources. If you ask us, we also have put a new challenge in front of us - to make the cloud music streaming better.

Team

14 members. Highly motivated and talented professionals. We listen to the music in the office for inspiration. The software engineers, the designers, and the marketing specialists dedicate 100% of their own time to achieve the new level of the music software and services.

In March 2017 2 marketing specialists joined the team - Head of Sales and Business Development Manager of MacKeeper.

History

2012 — Coppertino Acquired VOX and started development of the New Version

Aug, 2013 — **Successfully launched on the Mac AppStore**
#1 Free App on the Mac AppStore in 3 hours
(beating Twitter, Kindle for Mac, Evernote) on 70+ countries
#1 Free App for 3 hours in a row on 20+ major markets
#1 The Most Successful Music Players ever released on the Mac AppStore

2014 — #3 in the Annual Ukrainian Start Up Rating

2014 — **Equity Financing totals $200,000 and the convertible debts
total $815,000** from AVentures Capital, Torben Majgaard and TA Ventures

2015 — AIN: '#1 Music Player For Mac goes iPhone'
Lifehacker: 'VOX - best music player for hi-res music on iPhone'

2016 — VOX for iPhone - 17 Updates   VOX for Mac - 8 Updates   Total Radio In-App Sales - $14K

2017 — **VOX Premium - November 2018**

Major Competitors

LOOP for VOX:

    

Microsoft Groove   **Amazon Music**   **Dropbox**   **Google Play Music**   **iCloud**

VOX Player:

Audirvana Plus, Amarra, PureMusic, Musique, Fidelia, Cambridge Connect, Kanzoo

$17.2 Billion
The US music industry worth

+5.9%
Global Revenue Growth

+60.4%
Growth in Streaming Revenue

+17.7%
Digital Revenue Growth

+50%
Digital Share of Global Revenues



43%

Live Concerts



12%

Live Music Sponsorship



5%

Perfomance Rights

we are here



10%

Music Downloading



1%

Sync

we plan to be also in



10%

Physical Copies



18%

Music Streaming

Users subscription (LOOP + VOX Premium)



VOX Premium launched

1600
1200
800
400

Jul '15   Jan '16   Jul '16   Jan '17   Aug '17   Nov '17   Jan '18

$15K
Monthly Net Revenue

12%
Growth rate

80
New Subscriptions monthly

$113K
Annual Run Rate



LOOP & VOX Premium paid subscribers

VOX Premium launched

$20K

$15K

0

Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

62K   173K $200K
2015th   2016th   2017th

COPPERTINO

Growth Projections

- Coppertino Inc is about to launch campaign on WeFunders - crowdfunding portal for StartUps

- Developing Scalable and Controllable Marketing Channels

- Recently built Analitycs for better understanding user behavior to enhance selling channels

  and increase sales volumes

- Cover all software platforms in 2018 & 2019